Exhibit (a)(1)(B)

Subject:	Cidara’s Offer to Exchange Eligible Options for New Options

To:	Eligible Holders

Date:	November 20, 2019

We are pleased to announce that Cidara Therapeutics, Inc. (“Cidara”, “we”, “us” or “our”) is commencing an Offer to Exchange Eligible Options for New Options (referred to as the “Exchange Offer”) today, Wednesday, November 20, 2019. The Exchange Offer allows eligible employees to exchange certain outstanding stock options for replacement stock options with modified terms. The terms of the Exchange Offer are detailed in the “Offer to Exchange Eligible Options for New Options,” dated November 20, 2019 (the “Offering Documents”), that was filed with the U.S. Securities and Exchange Commission and can be accessed using the following link: Exhibit (a)(1)(A).

Attached to this email is an Election Form listing your Eligible Options (as defined in the Offering Documents). Please notify us immediately if you find any discrepancy or have any questions regarding the Eligible Options listed in your Election Form.

If you participate in the Exchange Offer, we will cancel your tendered Eligible Options and grant you “New Options” with modified terms as fully detailed in the Offering Documents. Please be aware, as further described in the Offering Documents, that the terms and conditions of your New Options, including the exercise price, term, vesting schedule and possibly tax treatment, will be different than the Eligible Options, and upon receiving such New Options, all corresponding Eligible Options will be irrevocably cancelled.

All documents, communications and questions regarding the Exchange Offer should be delivered to and received from our designated email account (the “Exchange Account”): Options@Cidara.com.

Please carefully read all of the Offering Documents before making any decisions regarding this Exchange Offer. To participate in the Exchange Offer, please follow the instructions in the Election Form and deliver your completed and signed Election Form to the Exchange Account. If you later decide to revoke your election to exchange Eligible Options, please follow the instructions in the attached Election Form and deliver your completed and signed Election Form to the Exchange Account.

The Exchange Offer will expire at 9:00 p.m. Pacific Time on Wednesday, December 18, 2019, unless extended at our sole discretion (the “Expiration Time”). If you intend to tender Eligible Options under the Exchange Offer, a signed copy of your Election Form must be received by Cidara at Options@Cidara.com by the Expiration Time. Similarly, if you intend to withdraw a prior election, your Election Form must be received by us by the Expiration Time. Please note that your Election Form will be considered “received” on the date and at the time it was sent to Cidara, provided that you are able to produce evidence that your Election Form was sent to the correct email address prior to the Expiration Time. If you are not able to produce evidence that your Election Form was sent to Options@Cidara.com prior to the Expiration Time, your Election Form will be considered “received” on the date and at the time that Cidara receives it at Options@Cidara.com.

We will be holding an information session on the Exchange Offer on Wednesday, November 20, 2019. However, please understand that we cannot advise you on whether or not to participate in the Exchange Offer. Participation in the Exchange Offer is entirely your decision and should be made based on your personal circumstances. Cidara recommends that you speak with your own tax and financial advisor to address questions about your decision.

This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO and accompanying documents which you may access on our website at https://cid.cidara.com/teams/hr/SitePages/OptionExchange.aspx or through the SEC website at www.sec.gov. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Offering Documents.